SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              NuOasis Resorts Inc.
                                (Name of Issuer)

                           $.01 Par Value Common Stock
                          (Title of Class of Security)

                                    67057N100
                                 (CUSIP Number)

     Fred G. Luke, 6337 Highland Drive, Suite 319, Salt Lake City, UT 84121
                                 (801) 277-8755
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 23, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

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CUSIP NO.:        67057N100


1) Name of Reporting Person/S.S.N. or I.R.S. Identification No. of above person:

     Fred Gordon Luke

2)   Check the appropriate row if a member of a group: (a) [ ] (b) [ ]

3)   SEC Use Only:

4)   Source of Funds:    WC and Loan

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization:

     United States

     NUMBER OF SHARES    7)   Sole Voting Power:       Common - 2,531,000 shares
     BENEFICIALLY                                  Series D Preferred - 0 shares
     OWNED BY EACH
     REPORTING PERSON    8)   Shared Voting Power:             Common - 0 shares
     WITH                                 Series D Preferred - 19,200,000 shares

                         9)   Sole Dispositive Power:  Common - 2,531,000 shares
                                                   Series D Preferred - 0 shares

                         10)  Shared Dispositive Power:        Common - 0 shares
                                                 Series D Preferred - 19,200,000

11)  Aggregate amount beneficially owned by each reporting person:

Prior to the shares acquired by Mr. Fred Gordon Luke he held directly 400,000 shares of the Issuer's $.01 par value common stock ("Common Stock") and an option to acquire an additional 600,000 shares of the Issuer's Common Stock. Mr. Luke, individually and as the sole voting shareholder of NuVen Advisors, Inc., formerly New World Capital Inc. ("NuVen Advisors") is the general partner of NuVen Capital L.P. ("NuVen Capital"), which is the successor in interest to NuVen Advisors' interest and beneficial ownership of 19,200,000 shares of the Issuer's $.01 par value Series D Preferred Stock (the "D Preferred Stock"), the only remaining class of preferred stock presently issued and outstanding as of the date of this Report.

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12)  Check box if the aggregate amount in Row (11) excludes certain shares: [ ]

13)  Percent of class represented by amount in Row (11):

As a result of the recent purchase of 2,131,000 shares of the Issuer's Common Stock, which is the subject of this Report, the Issuer's Common Stock held personally by Mr. Luke represents approximately 3.9% of the Issuer's total outstanding class of Common Stock. The D Preferred Stock beneficially owned by Mr. Luke through his ownership and voting control of NuVen Advisors and NuVen Capital, represents 80% of the class of the Issuer's capital stock designated "preferred stock."

14)  Type of reporting person:     Individual

Item 1.  Security and Issuer:

         The title of the class of equity securities to which this statement relates is $.01 par value Common Stock and the name and address of the principal office of the Issuer of such securities is NuOasis Resorts Inc., a Nevada corporation, 4695 MacArthur Court, Suite 530, Newport Beach, California 92660.

Item 2.  Identity and Background:

     (a) The Reporting Person is Fred Gordon Luke as President and sole voting shareholder of NuVen Advisors. Mr. Luke is the general partner of NuVen Capital, the successor in interest to NuVen Advisors and present beneficial owner and holder of record of the D Preferred Stock.

     (b) The Reporting Person is a resident of California; NuVen Advisors and NuVen Capital are a Nevada corporation and limited partnership, respectively.

     (c) The principal business of the Reporting Person is corporate planning and development consulting, and investments.

     (d) The executive office of the Reporting Person is 6337 Highland Drive, Suite 319, Salt Lake City, UT 84121.

     (e) During the last 5 years the Reporting Person has not been convicted of any criminal offense.

     (f) During the last 5 years the Reporting Person has not been party to a legal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subjected to federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration:

         The Reporting Person issued personal promissory notes in the aggregate amount of $340,000 (the "Notes") to acquire the subject shares of the Issuer's Common Stock. The Reporting Person intends to satisfy the Notes from the collection of receivables and other fees due to the Reporting Person at September 30, 1998.

Item 4.  Purpose of Transaction:

         The purpose of the acquisition of the subject securities by the Reporting Person was for investment purposes.

         The plans or proposals which the Reporting Person has which relates to or results in:

     (a) The acquisition by any person of additional securities of the Issuer, or disposition of securities of the Issuer:

          Subject to obtaining additional financing, the Reporting Person intends to purchase additional shares of the Issuer's Common Stock in private transactions or in the open market, dependent upon the sources of such offers to sell and prevailing price of such shares at the time the Reporting Person's financing becomes available. Additionally, the Reporting Person may cause the D Preferred Stock, over which he has shared voting and dispositive power, to be converted into shares of the Issuer's Common Stock.

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries:

          Subject to obtaining adequate financing, the Reporting Person intends to significantly increase his personal equity ownership in the Issuer and, pursuant to the terms of the Term Sheet between the Issuer and a European bank, as a condition for the subject bank to complete a loan to certain of the Issuer's subsidiaries, to cause a reverse split of the Issuer's Common Stock.

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

          None at the time of this Report.

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

          None at the time of this Report.

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     (e)  Any material change in the present  capitalization  or dividend policy of the Issuer:

     d) Subject to obtaining adequate financing. the Reporting Person intends to significantly increase his personal equity ownership in the Issuer and possibly cause the shares of D Preferred Stock to be converted into shares of the Issuer's Common Stock.

     (f)  Any other material change in Issuer's business or corporate structure:

          None at the time of this Report.

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person:

          Subject to obtaining adequate financing, the Reporting Person intends to significantly increase his personal equity ownership and voting control in the Issuer which may result in the Reporting Person owning or controlling absolute voting control of the Issuer.

     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association:

          None at the time of this Report.

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:

          None at the time of this Report.

     (j)  Any action similar to any of those enumerated above:

          None at the time of this Report.

Item 5.  Interest in Securities of the Issuer:

     (a) At the present time, with the Reporting Person's purchase of the Issuer's Common Stock covered by this Report, the Reporting Person owns directly or beneficially 2,531,000 of the Issuer's "common stock", representing approximately 4% of such class, and the Reporting Person has shared voting and dispositive power over 19,200,000 shares of the D Preferred Stock, representing 80% of the Issuer's class of "preferred stock."

     (b) (i) The Reporting Person has the sole power to vote the 2,531,000 shares of the Issuer's Common Stock.

          (ii) The Reporting Person has shared voting power over 19,200,000 shares of the D Preferred Stock.

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          (iii)The  Reporting  Person  has sole  power to  dispose or direct the sale of the 2,531,000 of the Issuer's Common Stock

          (iv) The Reporting Person has shared dispositive power over 19,200,000 shares of the Issuer's D Preferred Stock.

     (c) There were no transactions in the class of securities reported on that were effected during the last sixty days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          Not applicable.

Item 7.  Material to be Filed as Exhibits:

          None.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        SIGNATURE
                                        Fred Gordon Luke, individually and as
                                        President and sole voting shareholder of NuVen Advisors Inc. and General Partner of NuVen Capital L.P.

Dated: October 28, 1998                 /s/  Fred Gordon Luke
                                             ----------------------------------
                                             Fred Gordon Luke

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